Contact

www.linkedin.com/in/marie-crawford-9ba254140 (LinkedIn)

Marie Crawford

Clinical Psychologist at Dr. Marie Crawford, Ph.D., PLLC
Bristol, Tennessee, United States

Experience

Dr. Marie Crawford, Ph.D., PLLC

Clinical Psychologist
December 2008 - Present (14 years 3 months)
East Tennessee

I have been in private practice for over 25 years, providing mental health services to individuals and families presenting with anxiety, depression, relationship issues, PTSD, ADHD, behavioral problems and eating disorders. I work with all ages and ethnic groups, although I speak only English. I also utilize personality assessments when necessary, to further my clinical understanding of the people I work with which enables me to deliver the highest quality of care. I have developed a positive program for parents and children 10 and under who have ADHD related behavioral issues. Check out Chill Time Solutions for more information.